BARNETT & LINN

ATTORNEYS AT LAW

1478 Stone Point Dr., Ste. 400 • Roseville, CA 95661
www.barnettandlinn.com

ROGER D. LINN
Attorney/Principal

TELEPHONE: 916-782-4404
FACSIMILE: 916-788-2850
rlinn@linnlawcorp.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: Gregory Dundas, Attorney-Advisor

June 30, 2015

Re: PureBase Corporation
Amendment No. 2 to Current Report on Form 8-K
Filed May 27, 2015
File No. 333-188575

Dear Mr. Dundas:

On behalf of PureBase Corporation, (the "Company" or "we"), we are responding to the comments in your letter dated June 5, 2015 relating to the above referenced Second Amended Form 8-K and filing Amendment No. 3 to the Current Report on Form 8-K originally filed on December 24, 2014. The responses below were provided by the Company and have been numbered to correspond with the comments given in your June 5, 2015 comment letter.

<u>Business of PureBase</u>

COMMENT NO. 1

We note your response to comment 1 from our letter dated March 19, 2015. Please include a statement in the description of your Esmeralda Country, Nevada property indicating that this property is an exploration stage property under Industry Guide 7 until a proven or probable reserve is defined.

RESPONSE

The requested disclosure now appears on Page 8 of the amended Form 8-K under the heading "CORE BUSINESS ASSETS".

COMMENT NO. 2

We note your response to comment 5 from our letter dated March 19, 2015. For each property without an exploration plan please include a statement that no current exploration plan exists.

RESPONSE

The description of both the Snow White Mine and the Placer Mining Claims now include the requested statement regarding the lack of a current exploration plan.

COMMENT NO. 3

Additionally, in regards to your Nevada property exploration plan, please include your exploration budget and funding, and identify who will conduct the exploration program.

RESPONSE

The description of the Esmeralda County, Nevada property has been expanded at pages 14-15 of the amended Form 8-K to include the Phase I exploration budget and other disclosure requested relating to the proposed exploration program for this property.

Conclusion

A marked copy of the Company's third amended Form 8-K showing the changes made in the Amendment No. 3 to the above referenced Form 8-K has been filed on Edgar with the Staff in order to expedite your review.

The Company believes the above described changes and additions fully respond to the Staffs' comment letter of June 5, 2015 and will hopefully complete the Staff's review of the above referenced Form 8-K.

The Company acknowledges that:

- ☐ the Company is responsible for the adequacy and accuracy of the disclosure in this filing;
- ☐ Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- ☐ the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Roger D. Linn

cc: Scott Dockter/Amy Clemens